UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
Integrity Mutual Funds, Inc.

(Name of Issuer)
Common

(Title of Class of Securities)
45820C 10 6

(CUSIP Number)
Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102
(817) 335-1050

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
October 4, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45820C 10 6	13D

1.	Name of Reporting Person	Xponential, Inc.

	IRS Identification Nos. of above persons (entities only)	75-2520896

2.	Check the appropriate box if a member of a group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC use only

4.	Source of funds	WC

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.	Citizenship or place of organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole voting power	4,713,642

8.	Shared voting power	0

9.	Sole dispositive power	4,713,642

10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	4,713,642

12.	Check box if the aggregate amount in Row (11) excludes certain shares [ ]
	(See Instructions)

13.	Percent of class represented by amount in Row (11)	28.11%

14.	Type of reporting person	CO
	(See Instructions)

Integrity Mutual Funds, Inc.
SCHEDULE 13D
(Amendment No. 2)
Item 3. Source and Amount of Funds or Other Consideration
     On October 4, 2006 the Reporting Person used its existing working capital to purchase, through its wholly-owned subsidiary, PawnMart, Inc. (“PawnMart”), 3,050,000 Series A Convertible Preferred Shares (the “Preferred Shares”) of the Issuer at $0.50 per share, from eight (8) investors pursuant to a private placement.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person is the beneficial owner of 1,663,642 shares of Common Stock (approximately 12.13% of the total number of shares of Common Stock outstanding) as of October 4, 2006 over which it has sole voting and dispositive power.
          The Reporting Person, thought PawnMart, is the beneficial owner of 3,050,000 Preferred Shares as of October 4, 2006 over which it has sole voting and dispositive power. The Preferred Shares are convertible at any time at the election of PawnMart into shares of the issuer’s Common Stock on a one-for-one basis, subject to certain anti-dilutive adjustments. If converted as of the date of purchase, the Preferred Shares would represent 18.19% of the issued and outstanding Common Stock.
     (b) The Reporting Person does not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.
     (c) During the sixty (60) days period prior to the filing, the Reporting Person had no transactions in the Issuer’s Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In the event of an “assignment of the investment advisory contracts” of the Issuer with the various funds it advises, the funds are required to approve the investment advisory contracts. Section 202(a)(1) of the Investment Advisers Act of 1940 provides that an assignment of an investment advisory contracts includes the transfer of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor. Pursuant to Section 2(a)(9) of the Investment Company Act of 1940, a person or entity is presumed to have control of an issuer when such person or entity owns beneficially, either directly or through one or more controlled companies, more than twenty-five percent (25%) of the voting securities of an issuer. Although the Preferred Shares are non-voting securities, they are immediately convertible into shares of Common Stock.
     PawnMart has entered into an agreement with the Issuer pursuant to which PawnMart has agreed that, on or before the earlier to occur of (a) September 30, 2008 or (b) a sale of the Issuer, PawnMart will not convert such number of Preferred Shares that, combined with PawnMart’s and its affiliates’ then holdings of Common Stock, will cause PawnMart and its affiliates to own more than twenty-five percent (25%) of the outstanding

Common Stock of the Issuer. This agreement prevents the registrant and its affiliates from being presumed to have acquired a controlling interest in the Issuer.
     The Reporting Person disclaims beneficial ownership of the securities of the Issuer to the extent such ownership would cause the Reporting Person and its affiliates to own in excess of twenty-five percent (25%) of the voting securities of the Issuer because such securities are not convertible within sixty (60) days from the date of this report.
Item 7. Material to be Filed as Exhibits
1	Purchase and Sale Agreement between PawnMart, Inc. and Integrity Mutual Funds, Inc. dated September 15, 2006 (1)

2	Form of Seller Agreements between PawnMart, Inc. and sellers of Integrity Mutual Funds, Inc. Series A Preferred Shares. (1)

3	Finder Fee Agreement between PawnMart, Inc. and Abbington Capital Group LLC dated August 30, 2006. (1)

4	Conversion Agreement between PawnMart, Inc. and Integrity Mutual Funds, Inc. dated October 4, 2006. (1)

(1)	Filed as an exhibit to the registrant’s Current Report on Form 8-K dated October 4, 2006.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2006	Xponential, Inc.
	By:	/s/ Dwayne A. Moyers
Dwayne A. Moyers, Chief Executive
Officer